Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2020 RESULTS

Full Year 2020 Highlights (as compared to the Full Year 2019):

•	13.1% Increase in Revenue to US$819.5 Million from US$724.3 Million, with Record Quarterly Revenue Through 2020

•	28.2% Expansion of Gross Profit to US$179.2 Million from US$139.8 Million, Reflecting Higher Utilization Levels and Strategic Price Increases

•	260 Basis Point Improvement in Gross Margin to 21.9% from 19.3%

•	Net Earnings of NT$3.26 or US$0.12 per Basic Common Share or US$2.32 per Basic ADS Compared to Net Earnings of NT$3.55 or US$0.13 per Basic Common Share or US$2.53 per Basic ADS

•	US$55.5 Million of Full Year Free Cash Flow, with a US$146.5 Million Balance of Cash and Cash Equivalents at Year End

•	NT$2.2 Per Share Distribution Authorized by Board Pending Shareholder Approval at May 2021 AGM, as Company Continues to Build Value and Deliver a Higher Yield to Shareholders

Hsinchu, Taiwan – March 16, 2021 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the fourth quarter and full year ended December 31, 2020. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$28.08 against US$1.00 as of December 31, 2020.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the fourth quarter of 2020 was NT$6,310.3 million or US$224.7 million, an increase of 11.0% from NT$5,686.1 million or US$202.5 million in the third quarter of 2020 and an increase of 13.3% from NT$5,571.5 million or US$198.4 million for the same period in 2019. Revenue for the fiscal year ended December 31, 2020 was NT$23,011.4 million or US$819.5 million, an increase of 13.1% from NT$20,337.9 million or US$724.3 million for the fiscal year ended December 31, 2019.

Net non-operating expenses in fourth quarter of 2020 was NT$277.6 million or US$9.9 million, compared to NT$178.5 million or US$6.4 million in the third quarter of 2020. The increase compared to the third quarter of 2020 is mainly due to an increase of the share of loss of associates accounted for using equity method and foreign exchange loss, combined with a higher foreign exchange loss against the U.S. dollar. Net non-operating expenses in fourth quarter of 2019 was NT$224.7 million or US$8.0 million. Net non-operating expenses of the Company for the fiscal year ended December 31, 2020 was NT$593.1 million or US$21.1 million, compared to net non-operating income of NT$573.2 million or US$20.4 million for the fiscal year ended December 31, 2019. The decline in 2020 compared to 2019 is mainly due to a decrease of the gain on disposal of investment accounted for using equity method and a higher foreign exchange loss.

Net profit attributable to equity holders of the Company for the fourth quarter of 2020 was NT$686.4 million or US$24.4 million, and NT$0.94 or US$0.03 per basic common share, as compared to NT$423.4 million or US$15.1 million, and NT$0.58 or US$0.02 per basic common share in the third quarter of 2020. This compares to NT$530.0 million or US$18.9 million, and NT$0.73 or US$0.03 per basic common share in the fourth quarter of 2019. Net earnings for the fourth quarter of 2020 were US$0.67 per basic ADS, compared to US$0.41 per basic ADS for the third quarter of 2020 and US$0.52 per basic ADS in the fourth quarter of 2019. Net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2020 was NT$2,367.5 million or US$84.3 million, and NT$3.26 or US$0.12 per basic common share, compared to net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2019 was NT$2,584.2 million or US$92.0 million, and NT$3.55 or US$0.13 per basic common share. Net earnings for the fiscal year ended December 31, 2020 were US$2.32 per basic ADS, compared to US$2.53 per basic ADS for the fiscal year ended December 31, 2019. The decline primarily reflects a one-time gain of NT$982 million recognized in 2019 on the disposal of investment accounted for using equity method, the increase of foreign exchange loss of NT$200 million, income tax expense of NT$159.7 million, was which was partially offset by the increase of gross profit of NT$1,106.1 million.

Free cash flow for the fiscal year ended December 31, 2020 was NT$1,558.9 million or US$55.5 million, with a balance of cash and cash equivalents was NT$4,113.7 million or US$146.5 million.

Fourth Quarter and Full Year 2020 Investor Conference Call / Webcast Details

Date: Tuesday, March 16, 2021

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-21928016

Password: 723607 #

Webcast of Live Call and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

Note:

An English translation audio and transcript will be made available on the Company’s website following the Mandarin conference call to help ensure transparency, and to facilitate a better understanding of its financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the potential impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.